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NEWS for immediate release


July 18, 1996                      For Further Information Contact:
                                   Edward M. George    (304) 234-9208
                                   President and CEO
                                   WesBanco, Inc.
                                   One Bank Plaza
                                   Wheeling, WV  26003

                                   or

                                   C. Barton Loar (304) 284-2405
                                   President and CEO
                                   Vandalia National Corporation
                                   344 High Street
                                   Morgantown, WV  26507


WESBANCO AND VANDALIA ANNOUNCE MERGER
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     WesBanco, Inc. (Nasdaq:  WSBC) and Vandalia National Corporation
("Vandalia") jointly announced today that they have entered into a Definitive Agreement and Plan of Merger providing for the merger of Vandalia and its wholly-owned subsidiary, The National Bank of West
Virginia, located in Morgantown, West Virginia, with WesBanco affiliated companies. The joint announcement was made by Edward M. George, President and CEO of WesBanco, Inc., and C. Barton Loar, President and CEO of Vandalia.

     Vandalia operates one bank, The National Bank of West Virginia, with three offices all located in Morgantown, which is situated in northcentral West Virginia. WesBanco presently operates two offices of WesBanco Bank Fairmont in Morgantown, Monongalia County, West Virginia.

     Pursuant to the terms of the Agreement, shareholders of Vandalia will receive 1.2718 shares of WesBanco common stock or, at such shareholder's election, $34.34 in cash for each share of Vandalia common stock. The holders of outstanding warrants to purchase Vandalia common stock will receive the difference between $34.34 and the exercise price of the warrant in cash. Vandalia National Corporation reported total assets of $58.3 million and total shareholders equity of $4.3 million at June 30, 1996.

     The transaction value is approximately $10,319,000 based upon WesBanco's recent per share market price of $27.00 or 239% of Vandalia's book value. This merger,


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WesBanco and Vandalia Announce Merger
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which is based upon a fixed exchange ratio, will be accounted for as a purchase transaction.

     WesBanco anticipates issuing up to 359,912 shares of WesBanco common stock if all Vandalia shareholders exchange their shares for WesBanco stock. Management intends to issue these shares from Treasury and, as such, will begin to repurchase 200,000 shares of WesBanco common stock in the market. This repurchase plan will be completed no later than thirty days subsequent to the consummation of the purchase transaction.

     C. Barton Loar will be designated as President of the Monongalia County division of WesBanco Bank Fairmont. Mr. Loar and Vaughn L. Kiger will be appointed to the Executive Committee of the Board of Directors of WesBanco Bank Fairmont. Mr. Loar, Mr. Kiger, John W. Fisher, II, Robert D'Alessandri, M.D., Roger E. King, M.D., and Reed J. Tanner will be elected to the WesBanco Bank Fairmont Board of Directors, while Mr. Tanner will be elected to the WesBanco, Inc. Board of Directors

     Edward M. George, President and CEO of WesBanco, Inc. commented:

     "We are very pleased to have The National Bank of West Virginia join the WesBanco banking organization. The affiliation of WesBanco and The National Bank of West Virginia will give WesBanco a greater presence in Morgantown and Monongalia County, which are situated in an area that is enjoying significant economic activity. The combined organization is looking forward to providing expanded products and services to the existing customers of The National Bank of West Virginia."

     C. Barton Loar, President and CEO of Vandalia and The National Bank of West Virginia commented:

     "The joining of our company with WesBanco affords us a great opportunity by combining our market presence with a company that has tremendous resources, already knows our community, and is committed to its growth and development. By joining WesBanco, we have provided an excellent investment for our shareholders and new levels of opportunity to our employees."

     The transaction is subject to approval by the appropriate regulatory authorities and the stockholders of Vandalia and, subject to such approvals, is expected to be completed during the fourth quarter of 1996. Ostrowski & Company, Inc. represented WesBanco and Ferris Baker Watts, Inc. represented Vandalia as financial advisors in this transaction.


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WesBanco and Vandalia Announce Merger
Page 3


     At June 30, 1996, WesBanco had consolidated assets of $1,397,000,000, deposits of $1,122,000,000 and loans of $877,000,000. WesBanco is a multi-bank holding company headquartered in Wheeling, West Virginia, and operates 5 full service banks in West Virginia and 1 in Ohio. The principal subsidiaries include: WesBanco Bank Wheeling, WesBanco Bank Barnesville, WesBanco Bank Fairmont, WesBanco Bank Kingwood, WesBanco Bank Parkersburg, and WesBanco Bank South Hills. For the six months ended June 30, 1996, WesBanco earned $9,888,000 which represents an annualized return on average assets of 1.43% and an annualized return on average equity of 11.57%.

     WesBanco currently operates five banks in West Virginia with 32 offices and one bank in Ohio with five offices. Counties served in West Virginia include Brooke, Harrison, Kanawha, Marion, Monongalia, Ohio, Preston, Tyler, Wetzel, Wirt, and Wood, while Belmont and Monroe counties are being served in Ohio.

     On May 31, 1996, WesBanco Mortgage Company, a wholly-owned subsidiary of WesBanco, Inc., under the terms of a recently executed Agreement and Plan of Reorganization, agreed to purchase the assets of Universal Mortgage Company, Bridgeport, West Virginia, and continue its operations in Bridgeport, Charleston, Elkins, and Huntington. Completion of the transaction is anticipated during the third quarter of 1996.

     As previously announced, WesBanco and Bank of Weirton, Weirton, Hancock County, West Virginia, executed a Definitive Agreement and Plan of Merger providing for the merger of Bank of Weirton into WesBanco Bank Wheeling. Regulatory approvals have been received from the Federal Reserve Bank of Cleveland and the State of West Virginia Banking Department. The Bank of Weirton's shareholders' meeting has been scheduled for August 8, 1996. Subject to their approval, consummation of this merger has been tentatively scheduled for August 30, 1996.

     Upon consummation of the merger with Bank of Weirton and Vandalia National Corporation, WesBanco will operate a total of 42 offices in both West Virginia and Ohio.


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